Gary Cilevitz CFO & Corporate Secretary MoneyLogix Group, Inc. 9000 Keele St., Unit 4 Concord, Ontario, L4K 0B3 905-761-1400 gcilevitz@MoneyLogixGroup.com www.MoneyLogixGroup.com

June 5, 2009

Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:  File No.  000-30424 MoneyLogix Group, Inc

Dear Ms.  Monick:

In response to your comment letter dated May 14, 2009, our responses are as follows:

Item 1:

As discussed on June 4, the draft 10-K/A will be filed to the SEC by June 12, 2009.  The reason for the delay is due to our lawyer wanting to re-review the 10-K/A based on changes which have occurred after April 1, 2009.

Items 2 and 3:

We have revised the Evaluation of Disclosure Controls and Procedures on Page 6.  We have enclosed a copy for you to review and the updated copy will be in the new updated 10-K/A.

Item 4:

The $250,000 payment by Moneylogix, Inc. to satisfy the outstanding indebtedness was part of the cost of acquiring the public shell.  Since no tangible or intangible assets were acquired the cost of acquisition should be expenses as a cost of the recapitalization. (FAS 141, Para 7)

Item 5:

The 490,310 shares issued to Mr. Cimerman and the related cancellation of the remaining debt was part of the total of 563,586 shares issued to the former shareholders of the public shell and represented the balance of the acquisition cost of the public shell. Since no tangible or intangible assets were acquired the cost of acquisition should be expenses as a cost of the recapitalization. (FAS 141, Para 7)

Item 6:

The $250,000 payment was recorded as part of the cost of acquiring the public shell and was expensed as a cost of recapitalization with a credit to paid in capital.  See response to Item 4 above.

Item 7:

We have revised Exhibit 31.1 certification.  We have enclosed a copy for you to review and the updated copy will be in the new updated 10-K/A.

MoneyLogix is acknowledging the following statements per your comment letter:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any further assistance, please do not hesitate to contact me at (905)761-1400 or (416)561-5488.

Yours truly,

/s/ Gary Cilevitz

Gary Cilevitz C.A.

(enclosures)

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008.  This evaluation was accomplished under the supervision and with the participation of our chief executive officer / principal executive officer who concluded that our disclosure controls and procedures are not effective to ensure that all material information required to be filed in the Form 10-K has been made known to them.

For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seg.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Disclosure, controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by in our reports filed under the Securities Exchange Act of 1934, as amended (the "Act") is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based upon an evaluation conducted for the period ended December 31, 2008, our Chief Executive Officer as of December 31, 2008 and as of the date of this Report, has concluded that as of the end of the periods covered by this report, we have identified the following material weakness of our internal controls:

•	Reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transaction.

•	Lack of sufficient accounting staff which results in a lack of segregation of duties necessary for a good system of internal control.

In order to remedy our existing internal control deficiencies, as our finances allow, we will hire a Chief Financial Officer and additional accounting staff.

Changes in Internal Controls over Financial Reporting

We have not yet made any changes in our internal controls over financial reporting that occurred during the period covered by this report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

AND PRINCIPAL FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

 I, Majid Haditaghi, certify that:

1.	I have reviewed this report on this Amendment No. 1 to Form 10-K of Moneylogix Group, Inc.

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual  report is being prepared;

b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably like to materially affect, the registrant’s internal control over financial reporting.

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: June 12, 2009	By: /s/ Majid Haditiaghi
Majid Haditaghi,
Chief Executive Officer and Chief Financial Officer